As filed with the Securities and Exchange Commission on November 3, 2006

Registration No. 333-137949

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Brooke Corporation

(Exact name of registrant as specified in its charter)

Kansas	6411	48-1009756
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

10950 Grandview Drive, Suite 600

Overland Park, Kansas 66210

(913) 661-0123

(Address including zip code, area code and

telephone number, of Registrant’s principal executive offices)

Robert D. Orr

Chairman of the Board and Chief Executive Officer

10950 Grandview Drive, Suite 600

Overland Park, Kansas 66210

(913) 661-0123

(Name, address, including zip code, area code

and telephone number of agent for service)

With copies sent to:

Robert J. Ahrenholz, Esq.	James H. Ingraham, Esq.
Kutak Rock LLP	Brooke Corporation
1801 California Street, Suite 3100	10950 Grandview Drive, Suite 600
Denver, Colorado 80202	Overland Park, Kansas 66210
(303) 297-2400	(913) 661-0123

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

Brooke Corporation

Offering of 1,835,296 shares of common stock, including:

• 1,529,413 shares issuable upon conversion of preferred stock

• 305,883 shares issuable upon exercise of warrants

All of our common stock offered by this prospectus is offered from time to time by the selling stockholder identified in this prospectus. These shares of common stock may be sold at fixed prices, prevailing market prices determined at the time of sale, varying prices determined at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of our common stock offered by the selling stockholder. The shares of common stock that are being offered by this prospectus are issuable upon exercise of warrants or the conversion of preferred stock owned by the selling stockholder identified later in this prospectus.

Our common stock is quoted on the NASDAQ Global Market under the symbol “BXXX.” On November 1, 2006, the last reported sale price of our common stock on the NASDAQ Global Market was $11.75 per share. See “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Investing in our common stock involves a high degree of risk. See “RISK FACTORS” beginning on page 6 to read about factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November     , 2006.

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we are filing with the SEC using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the stockholders identified later in this prospectus may sell, from time to time, the securities covered in this prospectus in one or more offerings. The shares covered by this prospectus include 1,529,413 shares of common stock issuable upon the conversion of preferred stock and 305,883 shares of common stock issuable upon the exercise of warrants.

A prospectus supplement may include additional risk factors or other special considerations applicable to these securities. Any prospectus supplement may also add, update, or change information in this prospectus. We recommend that you carefully read this entire prospectus, especially the section entitled “Risk Factors” beginning on page 6, together with any supplements before making a decision to invest in our common stock.

FORWARD-LOOKING STATEMENTS

We caution you that this prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that act. Among other things, these statements relate to our financial condition, results of operations and business. These forward-looking statements are generally identified by the words or phrases “would be,” “will allow,” “expect to,” “intend to,” “will continue,” “is anticipated,” “estimate,” “plan,” “may,” “believe,” “implement,” “build,” “project” or similar expressions and references to strategies or plans.

While we provide forward-looking statements to assist in the understanding of our anticipated future financial performance, we caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date that we make them. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by these forward-looking statements for a variety of reasons. These risks and uncertainties are discussed in more detail under “Risk Factors” in this prospectus and include, but are not limited to:

• A significant part of our business strategy involves adding new franchise locations and originating new loans, and our failure to grow may adversely affect our business, prospects, results of operations and financial condition.

• Our borrowers’ financial performance may adversely affect their ability to repay amounts due to us.

• Our financial condition could be adversely affected if we are unable to fund our loans through sales to third parties.

• We may not be able to secure the lines of credit and additional sources of funding necessary to accommodate our growth.

• We make certain assumptions regarding the profitability of our securitizations, loan participations, warehouse lines of credit and other funding vehicles which may not prove to be accurate.

• The value of the collateral securing our loans may be adversely affected by our borrowers’ actions.

• Potential litigation and regulatory proceedings regarding commissions, fees, contingency payments, profit sharing and other compensation paid to brokers or agents could materially adversely affect our financial condition.

• We may be required to repurchase loans sold with recourse or make payments on guarantees.

• We are dependent on key personnel.

• Efforts to comply with the Sarbanes-Oxley Act will entail significant expenditures; non-compliance with the Sarbanes-Oxley Act may adversely affect us.

• We may not be able to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal controls over financial reporting.

• We compete in a highly regulated industry, which may result in increased expenses or restrictions in our operations.

• Pending acquisition transactions may not close or close when expected.

• Changes in economic, political and regulatory environments, governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations) could materially adversely affect our operations and financial condition.

In connection with our recent private placement transaction, which is discussed in more detail under “PROSPECTUS SUMMARY – Private Placement of Series 2006 Preferred Stock and Warrants” there are additional factors that could cause actual results to differ from those indicated in the forward-looking statements. Such factors, among others, include the uncertainties associated with the conversion price for the convertible preferred stock and the number of shares of common stock actually issued as a result of the conversion of the convertible preferred stock and exercise of the warrants, uncertainties associated with the use of proceeds from the recent sale of the convertible preferred stock and the warrants, uncertainties associated with adjustments, conditions, restrictions and protections included in the terms of the agreements, the convertible preferred stock, the warrants and other documents related to the sale of the convertible preferred stock and the warrants and related transactions.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the market performance of our shares of common stock.

PROSPECTUS SUMMARY

The following summary provides an overview of selected information and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. Therefore, you should also read the more detailed information set out in this prospectus, including the risk factors and the consolidated financial statements and related notes included in this prospectus. In this prospectus, unless the context requires otherwise or unless as otherwise expressly stated, references to “we,” “our,” “us,” “the Company,” and “Brooke” refer collectively to Brooke Corporation and its subsidiaries.

The Company

General

Brooke Corporation was incorporated as a Kansas corporation on January 22, 1986 under the name of Brooke Financial Services, Inc. We subsequently amended our articles of incorporation, changing our name to Brooke Corporation. Our principal executive offices are located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210. Our telephone number is (913) 661-0123. We maintain a site on the World Wide Web at www.brookecorp.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock. We are a controlled company. Brooke Holdings, Inc., which owned approximately 47% of our outstanding common stock as of September 30, 2006, Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst, together owned approximately 52% of our outstanding common stock as of September 30, 2006, and have agreed to vote their shares of common stock together as a group. We are a holding company that owns, directly or indirectly through another subsidiary, 100% of the ownership of all our subsidiaries. Our primary business operations are conducted through our subsidiaries.

Description of Business

We sell property and casualty insurance, and other services to individuals and small businesses through our network of more than 650 franchised locations as of September 30, 2006. We provide our franchisees with wealth creation opportunities associated with independent business ownership while offering operational assistance more typical of a large insurance distribution company. In exchange for initial franchise fees and a share of ongoing revenues, Brooke Franchise Corporation provides Brooke franchise agencies with access to the products of many leading insurance companies, marketing assistance and administrative support. As part of our strategy, Brooke Credit Corporation lends to our franchisees to fund the acquisition of franchises or the start up of new franchises. Brooke Brokerage Corporation acts as a wholesale insurance broker for both unaffiliated agents and our franchise agents with respect to hard-to-place and niche insurance and brokers loans for general insurance agencies, captive insurance agencies, funeral homes and other small businesses. We also conduct limited self-insurance operations through our Bermuda captive insurance companies.

The Offering

This offering includes 1,835,296 shares of our common stock, including:

•	1,529,413 shares issuable upon the conversion of preferred stock owned by the stockholder identified later in this prospectus, and

•	305,883 shares issuable upon the exercise of warrants owned by the stockholder identified later in this prospectus.

The stockholder identified later in this prospectus may offer its shares from time to time through one or more underwriters, brokers or dealers on the NASDAQ Global Market at market prices prevailing at the time of sale, in one or more negotiated transactions acceptable to such stockholders or in private transactions. Our common stock is quoted on the NASDAQ Global Market under the symbol “BXXX.”

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock offered by this prospectus. Some of the shares of common stock that are being offered by this prospectus are issuable upon conversion of preferred stock owned by the stockholder identified later in this prospectus. We will not receive any proceeds from the conversion of these shares of preferred stock. Some of the shares of common stock that are being offered by this prospectus are issuable upon exercise of warrants owned by the stockholder identified later in this prospectus. We will receive proceeds from the exercise, if any, of these warrants. See “USE OF PROCEEDS” for more information.

Risk Factors

Your investment in our common stock offered by this prospectus involves a high degree of risk. See “RISK FACTORS” beginning on page 6.

Recent Developments

Private Placement of Series 2006 Preferred Stock and Warrants

On September 15, 2006 (the “closing date”), we entered into a Securities Purchase Agreement (the “securities purchase agreement”) with an accredited investor, pursuant to which we offered and sold (i) 20,000 shares of our newly designated 13% Perpetual Convertible Preferred Stock Series 2006, par value $1.00 per share (the “Series 2006 preferred stock”), which is convertible initially into 1,176,471 shares of the Company’s common stock at a price of $17.00 per share (subject to certain anti-dilution adjustments), and (ii) a warrant (the “warrant”) to purchase 235,294 shares of the Company’s common stock at an exercise price per share of $23.9954 (subject to certain anti-dilution adjustments). Each share of Series 2006 preferred stock has a stated value of $1,000 (the “stated value”). The Series 2006 preferred stock and the warrant were sold in a private placement transaction (the “private placement”) exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. We raised approximately $13.5 million in cash, net of placement agent and legal fees, in the private placement. We used $10,000,000 of the proceeds received from the private placement to repay $10,000,000 in indebtedness and we intend to use the remaining proceeds for investments in our subsidiaries.

In connection with the private placement, we entered into a Registration Rights Agreement (the “registration rights agreement”) with the accredited investor, pursuant to which we are filing the registration statement of which this prospectus is a part with the SEC to register for resale the shares of common stock, into which the Series 2006 preferred stock are convertible into and the warrant is exercisable for, of the selling stockholder identified later in this prospectus. Under the terms of the registration rights agreement, we are required to register 130% of the number of shares of common stock that are initially issuable to the selling stockholder upon the conversion of the Series 2006 preferred stock and the exercise of the warrant in order to cover any anti-dilution adjustments. Consequently, we are registering a total of 1,835,296 shares of common stock for this offering.

With respect to the private placement, we filed a Certificate to Redesignate our 2003 Convertible Preferred Stock with the Kansas Secretary of State, in which we redesignated (i) 180,000 of our 200,000 authorized and unissued shares of 2003 Convertible Preferred Stock as undesignated preferred stock and (ii) 20,000 of our 200,000 authorized and unissued shares of 2003 Convertible Preferred Stock as the Series 2006 preferred stock. We also filed a certificate of designations, preferences and rights of the Series 2006 preferred stock (the “certificate of designations”) with the Kansas Secretary of State that became part of our articles of incorporation when it was filed. The certificate of designation sets forth the voting powers, designation, conversion rights, redemption rights, preferences, limitations, restrictions and relative rights of the Series 2006 preferred stock and the holders of Series 2006 preferred stock.

The Series 2006 preferred stock ranks senior to our common stock with respect to the preferences as to dividends, distributions and payments upon our liquidation. We may not authorize or issue capital stock of senior or pari-passu rank to the Series 2006 preferred stock in respect of the preferences as to distributions and payments upon our liquidation without the prior express written consent of the holders of the Series 2006 preferred stock.

The Series 2006 preferred stock has limited voting rights, including those required by Kansas law and in circumstances in which we propose to: (a) adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series 2006 preferred stock; (b) increase or decrease (other than by conversion) the authorized number of shares of Series 2006 preferred stock; (c) create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over or is on a parity with the Series 2006 preferred stock with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Company; (d) purchase, repurchase or redeem any shares of common stock (other than pursuant to equity incentive agreements with employees giving us the right to repurchase shares upon the termination of employment at cost); (e) pay dividends or make any other distribution on the common stock in excess of certain amounts; or (f) increase the amount of any securities issuable pursuant to any approved employee benefit plan.

Beginning on the second anniversary of the closing date, holders of Series 2006 preferred stock will be entitled to a 13% cumulative dividend payable in cash, which could be increased up to 25% if a change of control or a triggering event as described in the certificate of designations occurs and is not cured. The dividend calculation, including adjustments thereto as a result of the conversion of Series 2006 preferred stock into our common stock prior to the second anniversary of the closing date, is described in more detail in the certificate of designations.

The Series 2006 preferred stock is convertible into our common stock at a fixed conversion price of $17 per share of common stock, subject to anti-dilution adjustments. The holder of the Series 2006 preferred stock may convert all of its shares of Series 2006 preferred stock into common stock at any time pursuant to the terms of the certificate of designations (beginning after the earlier of (a) the effective date of the registration statement to which this prospectus is a part and (b) the date upon which this registration statement is required to become effective pursuant to the registration rights agreement); provided that the certificate of designations restricts the conversion of Series 2006 preferred stock to the extent that such conversion would result in (i) a holder’s ownership of more than 9.99% of our common stock, or (ii) a violation of our obligations under the rules of the NASDAQ Global Market.

Beginning two years after the closing date, under certain circumstances set forth in the certificate of designations, we may require the holder of the Series 2006 preferred stock to convert its Series 2006 Preferred Stock if the price of our common stock exceeds $29.75 per share for a specified number of days.

Upon the occurrence of certain triggering events, we may be required, at the option of holder of the Series 2006 preferred stock, to redeem all or a portion of its Series 2006 preferred stock at a price not less than 115% of the stated value of, plus accrued dividends on, the Series 2006 preferred stock being redeemed. Triggering events that could require us to redeem the Series 2006 preferred stock include, among others and subject to certain conditions and to the extent within our control, our failure to have or maintain an effective registration statement for the sale of the common stock offered by this prospectus, our suspension from trading or failure to have our common stock listed on the NASDAQ Global Market or a similar market, our failure to convert the Series 2006 preferred stock into common stock pursuant to the terms of the certificate of designations, our failure to pay any required dividends to the holder of the Series 2006 preferred stock, or our commencing bankruptcy proceedings or being adjudicated bankrupt or insolvent.

Subject to certain conditions, we may optionally redeem up to 50% of the Series 2006 preferred stock for a cash payment equal to 115% of the stated value of, plus accrued dividends on, the Series 2006 preferred stock being redeemed beginning two years from the closing date and we may redeem the remaining Series 2006 preferred stock upon the same terms beginning five years from the closing date.

The warrant sets forth the voting powers, designation, exercise rights, preferences, limitations, restrictions and relative rights of the warrant and the holder of the warrant issued in the private placement. The warrant is entitled to anti-dilution protections. The warrant also restricts its exercise to the extent that such exercise would result in (i) a holder’s ownership of more than 9.99% of our common stock, or (ii) a violation of our obligations under the rules of the NASDAQ Global Market.

Entry into Agreement to Acquire Controlling Interest in First American Capital Corporation

On October 6, 2006, we entered into a Stock Purchase and Sale Agreement (the “stock purchase agreement”) with First American Capital Corporation, a Kansas corporation (“FACC”), pursuant to which, among other things, we will acquire a controlling interest in the capital stock of FACC. The transaction does not involve an acquisition by us involving a significant amount of assets. The closing of the transaction is subject to approval by the Kansas Commissioner of Insurance and standard closing conditions.

The definitive agreements provide for us to initially acquire at closing for a price of $2,552,132 a total of 3,742,943 shares of common stock, representing approximately 46.8% of FACC common stock that would then be outstanding, along with a warrant to purchase 1,643,460 shares of additional common stock. The warrant is exercisable for a purchase price of $447,818 after FACC’s articles of incorporation are amended by its shareholders to increase its authorized shares of common stock to 25 million shares and its authorized shares of preferred stock to 1,550,000 shares, and to reduce the par value per share of the common stock from $0.10 to $0.01. Following the exercise of the warrant, on a fully diluted basis, we would own approximately 55% of the shares of FACC capital stock then outstanding or subject to other outstanding warrants. As a part of the transaction, our brokerage subsidiary will agree in a brokerage agreement not to engage in any new managing general agent loan brokerage business after the closing and to then provide support and assistance to FACC’s life insurance brokerage subsidiary to enable it to thereafter conduct that business. In addition to cash compensation of $3 million for the shares of FACC common stock purchased at closing or upon the exercise of the warrant held by us, the stock purchase agreement provides that we shall pay to FACC up to $6 million as additional consideration for such shares if $6 million of pretax profits are not generated over a three-year period by the life insurance brokerage subsidiary in accordance with a specified schedule.

There are no assurances that regulatory approvals will be obtained, that all closing conditions will be met, that the stock purchase agreement will not be terminated prior to closing, that the closing of the transaction will occur, that FACC common stock will be listed on a national stock exchange, or that all obligations under the transaction documents will be successfully performed or completed.

Brooke Credit Private Placement

On November 1, 2006, Brooke Credit Corporation closed a private placement debt offering consisting of $45,000,000 in 12% fixed rate notes. The debt is subordinate to other existing debt of Brooke Credit Corporation and no principal payments are required until scheduled maturity in April 2013. The net proceeds after payment of investment banking and lender fees will total approximately $41,900,000, of which $18,200,000 will be used to repay borrowings used to fund the over-collateralization requirements associated with securitizations previously closed by the company, and $23,700,000 will be used to fund the Brooke Credit Corporation’s growing loan portfolio. In conjunction with this financing and subject to anti-dilutions provisions, warrants were issued to purchase approximately 6.5% of the outstanding common shares of Brooke Credit Corporation for a nominal amount. These warrants are exercisable immediately.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in or incorporated by reference into this prospectus, including our financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock also could decline as a result of one or more of these risks occurring, and you may lose all or part of your investment.

Risks Related to Brooke Corporation

A significant part of our business strategy involves adding new franchise locations and originating new loans, and our failure to grow may adversely affect our business, prospects, results of operations and financial condition.

Our expansion strategy consists principally of adding new franchise locations and originating new loans. Our continued growth is dependent upon a number of factors, including the availability of adequate financing and suitable franchise locations on acceptable terms, experienced management employees, the ability to obtain required government permits and licenses and other factors, some of which are beyond our control. In addition, we compete for acquisition and expansion opportunities with entities that have substantially greater resources than us. We cannot assure you that we will be able to grow our business successfully through adding new franchise locations or by growing the operations of existing franchisees. Our failure to grow could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our borrowers’ financial performance may adversely affect their ability to repay amounts due to us.

We have credit exposure with respect to loans made to our borrowers and with respect to our franchisees’ monthly statement balances. We lend money to our borrowers to acquire businesses and, in addition, we assist our franchisees by financing long-term producer development, cyclical fluctuations of revenues, receivables and payables. We make loans to help our franchisees with monthly fluctuations of revenues and record these advances on our franchisees’ monthly statements. We also grant temporary extensions of due dates for franchisee statement balances owed by franchisees to us. To fund long-term producer development of our franchisees, including hiring and training costs, we also extend credit to our franchisees which we refer to as “non-statement balances.” Our franchisees and borrowers depend on commission income to pay amounts due to us in respect of their loans, in respect of their statement balances, and in respect of their non-statement balances used to finance long-term producer development. If our franchisees’ and borrowers’ businesses are not successful, our franchisees may be unable to pay statement or non-statement balances to us and our borrowers may be unable to repay their loans, any of which would have a detrimental effect on us. As of September 2006 and December 2005, franchise statement balances totaled approximately $5.4 million and $4 million, respectively, of which approximately $3.3 million and $1.9 million, respectively, we identified as “watch” balances because the balances were not repaid in full at least once in the previous four months. Non-statement balances as of September 2006 and December 2005 totaled $8.6 million and $3.3 million, respectively, owed to us by our franchisees, of which $505,000 and $527,000, respectively, had been outstanding for more than 90 days.

Our credit loss reserves are determined primarily by our watch statement balances. Other factors we consider in determining credit loss reserves are statement loss experience, management’s evaluation of the potential for future losses and management’s evaluation of the potential for future recoveries. We may not be able to accurately predict credit losses and, as a result, our credit reserves may not be sufficient to cover future losses, in which case, our financial condition and results of operations will be adversely affected.

The ability of our borrowers to repay loans made to them by our finance subsidiary may be adversely affected by an increase in market interest rates.

The loans we make to our franchisees and other borrowers through Brooke Credit Corporation typically bear interest at a variable or floating interest rate. To the extent that market interest rates increase, our borrowers may be unable to make debt service payments. As a result, an increase in market interest rates will increase the risk of default on the loans made by us. The risk associated with rising interest rates will increase if coupled with a flattening or decreasing of property and casualty insurance premiums, and thus commissions. As well, an increase in interest rates could cause certain insurance companies to reduce their premium rates in an effort to sell more insurance and invest the resulting premiums in fixed-income securities to get the benefit of these higher rates. In such event, the amount of commissions our franchisees earn could be adversely affected, further increasing the risk of default on loans made by us to our franchisees. Although credit performance has been favorable for Brooke Credit and its participating lenders and investors, the level of credit losses for Brooke Credit and payment delinquencies have increased during 2006 due, in part, to increases in interest rates and a softening premium insurance market. It is likely that increased levels of delinquencies, defaults and credit losses will continue as the full impact of these market conditions are felt by Brooke Credit borrowers. See “Our business is dependent on the cyclical pricing of property and casualty insurance, which may adversely affect our franchisees’ performance and, thus, our financial performance.”

Our financial condition could be adversely affected if we are unable to fund our loans through sales to third parties.

In an effort to broaden our funding sources and to provide an additional source of liquidity, we have sold participation interests in our loans and have accessed, and intend to attempt to continue to access, the asset-backed securitization markets.

Under a typical asset-backed securitization, we sell a “pool” of secured loans to a special-purpose entity, generally a limited liability company. The special-purpose entity, in turn, typically issues securities that are collateralized by the pool and the holders of the securities are entitled to participate in certain pool cash flows. Several factors will affect our ability to sell participation interests in our loans and to complete securitizations, including:

•	conditions in the securities markets, generally;

•	conditions in the asset-backed securities markets;

•	the credit quality and performance of our financial instruments and loans;

•	our ability to adequately service our financial instruments and loans;

•	our ability to monitor our borrowers and to implement collateral preservation; and

•	the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

We make certain assumptions regarding the profitability of our securitizations, loan participations, warehouse lines of credit and other funding vehicles which may not prove to be accurate.

In a securitization or participation sale transaction, we may recognize a gain on sale resulting from related retained interest and/or servicing rights in the securitized pool or loan when we sell the assets. The value assigned to the retained interest and/or servicing asset depends upon certain assumptions we make about future performance of the securitized loan portfolio or participation loan, including the level of credit losses and the rate of prepayments. If actual credit losses or prepayment rates differ from the original assumptions, the value of the retained interest and/or servicing asset may decrease materially. The value of the retained interest and/or servicing asset may also decrease materially as a result of changes in market interest rates.

The actual annualized prepayment rate increased to approximately 14% during the first nine months of 2006 primarily due to increased asset ownership transfers to other borrowers within our portfolio, new loan documents being executed on existing loans to improve security interests and the increasing interest rate environment. We expect that, over the remaining life of the Brooke Credit loan portfolio, several cycles of increasing and decreasing prepayment rates will likely occur, primarily resulting from fluctuations in key interest rates and changes in the insurance marketplace.

As a result of the increased prepayment speeds, the fair value of retained interests from transferred loans declined during the first nine months of 2006. Management continues to analyze the decline and, upon testing of impairment as of December 31, 2006, an impairment loss may result for such year.

In addition, changes in the volume of assets securitized or warehoused or loan participations sold due to our inability to access the asset-backed securitization markets, or other funding sources, could have a material adverse effect on our business, financial condition and results of operations. Decreases in the value of the retained interests and/or servicing asset in securitizations that we have completed or loan participations we have sold due to market interest rate fluctuations or higher than expected credit losses on prepayments also could have a material adverse effect on our business, financial condition and results of operations.

The value of the collateral securing our loans may be adversely affected by our borrowers’ actions.

We make loans to franchisees and other borrowers through Brooke Credit Corporation primarily for the purpose of allowing them to acquire insurance agencies. These loans are secured by, among other things, insurance agency assets. Insurance agency assets in most cases are intangible, and the value of these assets may rapidly deteriorate if our borrowers do not adequately serve their customers or if the policies they offer are not competitively priced. Reduction in the value of such assets could result in these loans being inadequately secured, which could adversely affect us in the event of a default on these loans.

Carrier override and contingent or profit sharing commissions are difficult to predict, and any decrease in our receipt of such payments will adversely affect us.

We derive a portion of our revenues from carrier override and contingent or profit sharing commissions based upon the terms of the contractual relationships between our insurance companies and us. Carrier override commissions are commissions paid by insurance companies in excess of the standard commission rates on specific classes of business. These amounts may be, but are not always, contingent on achieving a specific premium volume or profitability of the business. Contingent or profit sharing commissions are commissions paid by insurance companies based on the estimated profit that the companies make on the overall volume of business that we place with such companies. We generally receive these contingent commissions in the first and second quarters of each year. We do not account for carrier overrides separately. However, contingent or profit sharing commissions accounted for approximately four percent and four percent of our total revenues for the year ended December 31, 2005 and the nine-month period ended September 30, 2006, respectively.

Due to the nature of these commissions, it is difficult for us to predict their payment. Increases in loss ratios experienced by insurance companies will result in a decreased profit to them and may result in decreases in payments of contingent or profit sharing commissions to us. Furthermore, we have no control over insurance companies’ ability to estimate loss reserves, which affects our profit sharing calculation. In addition, tightening of underwriting criteria by certain insurance companies, due in part to high loss ratios, may result in a lower volume of business that we are able to place with them. Our company override and contingent or profit sharing commissions affect our revenues, and decreases in their payment to us may have an adverse effect on our results of operations.

Potential litigation and regulatory proceedings regarding commissions, fees, contingency payments, profit sharing and other compensation paid to brokers or agents could materially adversely affect our financial condition.

The insurance industry has in recent years come under a significant level of scrutiny by various regulatory bodies, including state Attorneys General and the departments of insurance for various states, with respect to contingent compensation and other volume or profit based compensation arrangements. Attorneys General have issued subpoenas to various insurance brokerages and insurance companies. Certain of these investigations have led to complaints being filed against brokerages and insurance companies and some brokerages and insurance companies have stated that they will discontinue accepting or making, respectively, volume based and profit based payments. In addition to government investigations, class action lawsuits relating to these business practices have been filed against various members of the insurance industry. Negative publicity associated with these investigations, lawsuits and resulting settlements have precipitated increased volatility in the prices of securities issued by companies throughout the insurance industry. We have received inquiries from departments of insurance which are related to such compensation arrangements or are related to unethical or unlawful sales practices. These inquiries were not related to specific or general allegations of wrongdoing on our behalf. Rather, these inquiries were sent to numerous agents and brokers based upon their status as a licensed agent or broker, the volume of business they produce or other factors unrelated to allegations of wrongdoing. We cannot predict whether we will receive further inquiries or will receive subpoenas, or will become subject to investigations, regulatory actions, proceedings or lawsuits. The outcome of any such subpoena, investigation, regulatory action, proceeding or lawsuit could have a material adverse effect on our business or financial condition.

The insurance industry has also recently come under a significant level of scrutiny by consumer advocacy groups, and certain media reports have advocated governmental action with respect to contingent and other volume or profit based compensation arrangements. The consumer groups and media reports typically characterize these payments as creating an unacceptable conflict of interest and adding an unnecessary or even unfair consumer cost. If negative characterizations of such compensation arrangements become accepted by consumers, this could have a material adverse effect on the demand for our franchisees’ products and services and could materially adversely affect our results of operations and financial condition. Negative perception of such compensation arrangements or other activities could also result in us being subject to more restrictive laws and regulations as well as increased litigation, which may increase further our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our marketing practices, products or services and increasing the regulatory burdens under which we operate.

Our business is dependent on the cyclical pricing of property and casualty insurance, which may adversely affect our franchisees’ performance and, thus, our financial performance.

Our franchisees are primarily engaged in insurance agency and brokerage activities and derive revenues from commissions paid by insurance companies, which commissions are based in large part on the amount of premiums paid by our franchisees’ customers to such insurance companies. In turn, we earn fees from our franchisees based upon the amount of such commissions payable by insurance companies, which fees make up a substantial portion of our revenues. Neither we nor our franchisees determine insurance premiums. Premium rates are determined by insurers based on a fluctuating market. Historically, property and casualty insurance premiums have been cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, which generally have an adverse effect upon the amount of commissions earned by our franchisees, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. The current insurance market generally may be characterized as “soft,” with a flattening or decreasing of premiums in most lines of insurance. As insurance carriers continue to outsource the production of premium revenue to independent brokers or agents, such as our franchisees, those insurance carriers may seek to reduce further their expenses by reducing the commission rates payable to our franchisees. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly undermine our franchisees’ and our profitability. A reduction in commission rates may significantly undermine our borrowers’ ability to repay loans to us. Because we do not determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenues, including whether they will significantly decline. As a result, our budgets for future acquisitions, capital expenditures, credit loss reserves, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenues.

We may not be able to successfully convert new franchises.

Our ability to successfully identify suitable acquisition candidates, complete acquisitions, convert acquired businesses into our franchisees, and expand into new markets will require us to continue to implement and improve our operations, financial and management information systems. Our new franchises may not achieve levels of revenue, profitability, or productivity comparable to our existing franchises, or otherwise perform as expected. In addition, when we make an acquisition and effect a conversion, we are subject to a number of special risks, such as entry into unfamiliar markets and unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on our results of operations and financial condition.

We may be required to repurchase loans sold with recourse or make payments on guarantees.

In some instances, Brooke Credit Corporation has sold loans to investors with full recourse, which may adversely affect our financial condition or results of operations in the event Brooke Credit Corporation is required to repurchase loans of poor quality. In addition, in connection with our activities of matching business purchasers and sellers, we have sometimes guaranteed payments from purchasers to sellers, which may adversely affect us in the event such a purchaser defaults on its obligations to such a seller.

We will be adversely affected if we do not have alternative sources of funds to repay our obligations as they mature.

Loans made by Brooke Credit Corporation are usually amortized for a period of between twelve years and fifteen years. We have funded a portion of our loan portfolio with a funding facility which will require all or partial repayment by us prior to the time that loans made by us are scheduled to be repaid, and we will be adversely affected if we do not have alternative sources of funds to repay these obligations as they mature.

We are dependent on key personnel.

We are dependent upon the continued services of senior management, particularly the services of Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Kyle L. Garst and Anita F. Larson. We have entered into an employment agreement with each of them. The loss of the services of any of these key personnel, by termination, death or disability, or our inability to identify, hire and retain other highly qualified personnel in the future, could have a material adverse effect on us. We currently do not maintain key employee insurance with respect to any of our officers or employees.

Because we intend to change our method of funding our loans, our leverage will increase.

Our goal is to recognize fewer gains on loan sales and more net interest revenue. As a result, our current liabilities are expected to increase because more loans will be funded through sales of participations that do not qualify as true sales and through our warehouse facilities with DZ Bank AG Deutsche Zentral-Genossenschaftsbank and Fifth Third Bank. As a result, our network of participating lenders may be concerned with such an increase in current liabilities. Therefore, we may not be able to sell participation interests in loans we originate on terms acceptable to us or at all, which would have a material adverse effect on our operations and prospects for growth.

Our business, results of operations, financial condition or liquidity may be materially adversely affected by errors and omissions.

Our franchisees are subject to claims and litigation in the ordinary course of business resulting from alleged errors and omissions. Because we are agent of record on policies written through our franchisees, claims against our franchisees may also allege liability against us for all or part of the amounts in question. Claimants may seek large damage awards and these claims may involve potentially significant defense costs. Errors and omissions could include, for example, our employees or sub-agents failing, whether negligently or intentionally, to place coverage or to notify insurance companies of claims on behalf of clients, to provide insurance companies with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients. It is not always possible to prevent and detect errors and omissions and the precautions we take may not be effective in all cases. While most of the errors and omissions claims made against us have been covered by our professional liability insurance, subject to our self-insured deductibles, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Termination of our professional liability insurance policy would adversely impact our financial prospects and our ability to continue our relationships with insurance companies.

Without professional liability insurance, it is unlikely that we would be able to continue our relationships with insurance companies, which would adversely impact our financial prospects. Although we have an acceptable claims history, there can be no assurance that we will be able to maintain our professional liability insurance and in the event of the termination or non-renewal of our professional liability insurance policy, we may be unable to acquire this insurance on acceptable terms, or at all.

Efforts to comply with the Sarbanes-Oxley Act will entail significant expenditures; non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 and rules subsequently implemented by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. require changes to some of our accounting and corporate governance practices, including the requirement that we issue a report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act. Since we were not an accelerated filer (as defined in Exchange Act Rule 12b-2) as of June 30, 2006, we will be required to comply with Section 404 of the Sarbanes-Oxley Act with respect to the year ended December 31, 2007. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and/or costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal controls over financial reporting.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed. In the last two years, we have made significant changes to our operations to improve our internal controls and have hired several individuals who have accounting experience, have accounting degrees and/or are certified public accountants. As a result of these improvements, our independent auditor’s letters to our audit committee in connection with the audits of our 2004 and 2005 results did not note any material weaknesses. We have, in the past, discovered and may in the future discover areas of our internal controls over financial reporting that need improvement. For example, during the audit of our 2003 financial statements, our independent auditors noted certain reportable conditions involving our internal controls and operations, primarily relating to accounting oversight, and indicated that our lack of accounting personnel was a material weakness. In connection with our 2004 audit, our independent auditor noted reportable conditions relating to accounting staff shortages and the need for additional documentation in support of estimates related to revenue recognition. No reportable conditions were noted by our independent auditor in connection with the audit of our financial statements for 2005. To address past reportable conditions, we are continuing to take steps to improve our internal controls. For example, in addition to the hiring additional accounting staff, we have engaged independent accounting firms to assist our internal accounting staff with financial reporting and other accounting related matters. We cannot be certain that these measures, and any other steps we may take, will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operations or results or cause us to fail to meet our reporting obligations.

As a public company we are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Beginning with the year ending December 31, 2007, our management will be required to annually assess and report on our internal controls over financial reporting. We cannot assure you that our management will be able to complete its required assessment by our reporting deadline. If we are unable to adequately establish or improve our internal controls over financial reporting, we may report that our internal controls are ineffective and our independent auditors will not be able to issue an unqualified opinion on the effectiveness of our internal controls. Ineffective internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock or could affect our ability to access the capital markets, and which could result in regulatory proceedings against us by, among others, the U.S. Securities and Exchange Commission.

Our dependence on initial franchise fees creates an incentive for us to extend credit to borrowers that may not meet our stringent underwriting guidelines.

A significant part of our revenues are derived from one-time initial fees we receive from assisting franchisees and others with the acquisition of businesses. Generating fees is largely dependent on our franchisees’ and others’ ability to obtain acquisition financing from Brooke Credit Corporation. Our dependence on these initial fees creates an incentive for us to extend credit to borrowers that may not meet our stringent underwriting criteria. Our failure to follow stringent underwriting guidelines could adversely affect the quality of the loans we make and adversely affect our financial condition and results of operations.

Because a significant part of our loans and insurance-related revenues derive from operations located in five states, our business may be adversely affected by conditions in these states.

A substantial portion of our loans and insurance-related revenues derive from operations located in the states of Texas, Kansas, Florida, California and Missouri. Our franchisees’ and our revenues and profitability are affected by the prevailing regulatory, economic, demographic, weather, competitive, industry and other conditions in these states. Changes in any of these conditions could make it more costly or difficult for our franchisees and us to conduct our business. Adverse regulatory or industry developments in these states, which could include fundamental changes to the design or implementation of the insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

Losses sustained by our Bermuda captive insurance companies may adversely affect us.

Our captive insurance company subsidiary, DB Indemnity, Ltd., domiciled in Bermuda, is directly liable for losses and loss adjustment expenses under the terms of the insurance policies that it writes. In 2006, The DB Group, Ltd., also domiciled in Bermuda, has written some insurance policies relating to our errors and omissions coverage. DB Indemnity and The DB Group are required by Bermuda law to maintain minimum levels of statutory capital and surplus. In addition, each of DB Indemnity and The DB Group is required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than a specified percentage of the amount of its relevant liabilities.

If DB Indemnity and The DB Group fail to accurately assess the risks they assume, they may fail to establish appropriate premium rates and their reserves may be inadequate to cover their losses. Claim reserves represent estimates involving actuarial and statistical projections at a given point in time of expectations of the ultimate settlement and administrative costs of claims incurred. Captives use actuarial models as well as historical industry loss development patterns to assist in the establishment of appropriate claim reserves. For both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates of DB Indemnity and The DB Group. If the claim reserves of DB Indemnity and/or The DB Group are determined to be inadequate, one or both of them will be required to increase claim reserves with a corresponding reduction in net income in the period in which the deficiency is rectified. Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies. Our captives have not incurred any claims or claims expenses; however, claims, claims settlement patterns, legislative activity, social and economic patterns, and litigation and regulatory trends, all of which are difficult to predict, may have a substantial impact on the future loss experience of DB Indemnity and/or The DB Group. If the reserves of DB Indemnity and/or The DB Group are insufficient to cover claims, this could have a material adverse effect on future earnings DB Indemnity and/or The DB Group contribute to the Company and, accordingly, could have a material adverse effect on our prospects. In addition, if the reserves of DB Indemnity or The DB Group are insufficient to cover claims, because the risks insured are risks of the Company and its franchisees, in some instances, we may have to pay losses for which the reserves of DB Indemnity or The DB Group were not adequate to cover.

Our reliance on the Internet could have a material adverse effect on our operations and our ability to meet customer expectations.

We rely heavily on the Internet in conducting our operations. A main component of our franchise program is providing franchisees and their personnel access to documents and other data over the Internet. This service requires efficient operation of Internet connections from franchisees and franchisee personnel to our system. These connections, in turn, depend on efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or outages in the past and over which we have no control. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our services and products. Moreover, despite the implementation of security measures, our computer system may be vulnerable to computer viruses, program errors, attacks by third parties or similar disruptive problems. These events could have a material adverse effect on our operations and our ability to meet customer expectations.

Our network may be vulnerable to security breaches and inappropriate use by Internet users, which could disrupt or deter future use of our services.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services. Our failure to successfully prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits by state and federal consumer protection agencies, by governmental authorities in the jurisdictions in which we operate, and by consumers. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including personal customer data, cause interruptions in our operations or damage our brand and reputation. A breach of our security measures could involve the disclosure of personally identifiable information and could expose us to a material risk of litigation, liability or governmental enforcement proceedings. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches, password lapses or sabotage, and we have occasionally experienced attempts at “hacking.” We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by any of these types of breaches. Any well publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which could have a detrimental impact on our franchise network. Furthermore, computer viruses may affect our ability to provide our services and adversely affect our revenues. Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future franchisees and customers.

We are in a highly competitive market, which could result in reduced profitability.

Our franchisees face significant competition. The popularity of Internet sales and enactment of the Financial Services Modernization Act have increased the number of potential competitors and allow highly capitalized competitors, like banks, to offer certain kinds of insurance services which are competitive with the products of our franchisees. If our prediction that the number of agents will increase is accurate, we will face greater competition for the services we provide to our franchisees. Our funeral services franchisees face competition for sales of funeral services from independent, regional and multinational operators, including large publicly traded owners and discount funeral service providers who provide products and services on discount or “a la carte” bases. In addition, they face significant competition with respect to pre-need insurance policies, pre-need trusts and other products. Many of our potential competitors have greater financial resources and market acceptance than we do.

Our management, facilities and labor force may be insufficient to accommodate expected growth.

If we grow more quickly than anticipated, our management, facilities and labor force may become insufficient to accommodate our expected growth. Also, although we have safeguards for emergencies and have arranged for back-up facilities to process information if the processing center in Phillipsburg, Kansas is not functioning, the occurrence of a major catastrophic event or other system failure at our processing center could interrupt document processing or result in the loss of stored data.

We compete in a highly regulated industry, which may result in increased expenses or restrictions in our operations.

We conduct business in a number of states and are subject to comprehensive regulation and supervision by government agencies in many of the states in which we do business. The primary purpose of such regulation and supervision is to provide safeguards for policyholders rather than to protect the interests of stockholders. The laws of the various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, licensing of agents and unfair trade practices.

Although we believe that we are currently in material compliance with statutes and regulations applicable to our business, we cannot assure you that we will be able to maintain compliance without incurring significant expense, or at all. In addition, our franchisees are also subject to comprehensive regulations and supervision and we cannot ensure their material compliance with statutes and regulations applicable to our business. Our failure to comply, or the failure of our franchisees to comply, with any current or subsequently enacted statutes and regulations could have a material adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business, could have a material adverse effect on us.

We are subject to franchise law and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchise locations and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline and adversely affect our growth strategy.

We are subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor-franchisee relationship. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with, or other claims filed with state or federal authorities by, franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of stores, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. We cannot assure you that we will not encounter compliance problems from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations, or disputes with franchisees, could have a material adverse effect on our results of operations, financial condition and growth strategy.

Risks Related to Our Common Stock

Our Chairman of the Board and Chief Executive Officer, Robert D. Orr, is able to exert significant control over us and may act in a manner that is adverse to our other stockholders’ interests.

As of October 31, 2006, Robert D. Orr, our Chairman of the Board and Chief Executive Officer, beneficially owned approximately 47% of our outstanding common stock and is the designated representative of the controlling group of stockholders that owns approximately 52% of our outstanding common stock. As a result, he is able to exert significant influence over:

•	the nomination, election and removal of our board of directors;

•	the adoption of amendments to our charter documents;

•	our management and policies; and

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

Mr. Orr’s interests may conflict with the interests of other holders of our common stock and he may take actions affecting us with which other stockholders may disagree. For example, in order to retain control in the controlling group, Mr. Orr may decide not to enter into a transaction in which our stockholders would receive consideration for their shares that is much higher than the cost of their investment in our common stock or than the then current market price of our common stock. Any decision regarding the ownership of our company that Mr. Orr may make at some future time will be in his absolute discretion.

We are a controlled company that is exempt from certain stock exchange corporate governance requirements.

Our common stock is currently listed on the NASDAQ Global Market. NASDAQ generally requires a majority of directors to be independent and requires audit, compensation and nominating committees to be composed solely of independent directors. However, under the rules applicable to NASDAQ, if a group of stockholders owns more than 50% of the voting power of a listed company, that company is considered a “controlled company” and, except for the rules relating to independence of the audit committee and meetings of the independent directors in executive sessions, is exempt from these independence requirements. We are a controlled company because Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst, together own approximately 52% of our outstanding common stock, and have orally agreed to vote their shares of common stock together as a group. The right to nominate, elect and remove directors rests solely with the representative of our controlling stockholder group. A majority of our directors are not independent and our stockholders do not have, and may never have, all the protections that these rules are intended to provide. If we become unable to continue to be deemed a controlled company, we would be required to meet these independence requirements and, if we are not able to do so, our common stock could be delisted from the stock exchange on which it is listed.

Our relatively low trading volume may limit stockholders’ ability to sell their shares.

Although shares of our common stock are listed on the NASDAQ Global Market, our average daily trading volume has been approximately 8,500 shares during the three months ended October 31, 2006. As a result of this low trading volume, stockholders may have difficulty selling a large number of shares of our common stock in the manner or at the price that might be attainable if our common stock were more actively traded.

The price of our common stock may fluctuate significantly, which may make it difficult for stockholders to resell common stock when they want or at a price they find attractive.

Since January 1, 2006, our common stock has traded at prices ranging between $9.77 and $14.00 on the NASDAQ Global Market. We expect that the market price of our common stock will continue to fluctuate. Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	actual or anticipated changes in the dividends we pay on our common stock;

•	recommendations by securities analysts;

•	changes in interest rates and other general economic conditions;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns, litigation, regulatory changes and other issues in our industry;

•	geopolitical conditions such as acts or threats of terrorism or military conflicts; and

•	relatively low trading volume.

Kansas law and our articles of incorporation and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Certain provisions of our articles of incorporation and our bylaws and of Kansas law may discourage, delay or prevent transactions that our stockholders may consider favorable, including transactions that could provide for payment of a premium over the prevailing market price of our common stock, and also may limit the price that investors are willing to pay in the future for our common stock. For example, our articles of incorporation contain provisions, such as allowing our board of directors to issue preferred stock with rights superior to those of our common stock without the consent of our stockholders, which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our bylaws establish that our independent directors have neither the right nor the obligation to vote for the nomination, election or removal of directors of our company; those rights and obligations rest solely with the representative of our controlling stockholder group.

There are 1,835,296 shares of common stock underlying the Series 2006 preferred stock and the warrants registered in this prospectus and the sale of these shares could depress the market price of our common stock.

We are registering 1,835,296 shares of our common stock pursuant to this registration statement for issuance pursuant to the private placement. The sale by the selling shareholder of these shares could depress the market price of our common stock. As of October 31, 2006, we had 12,539,326 shares of common stock issued and outstanding.

Under certain circumstances, we may be required to redeem the Series 2006 preferred stock at a premium.

The certificate of designations of the Series 2006 preferred stock provides that, if a triggering event occurs, the holder of Series 2006 preferred stock may require us to redeem all or part of such holder’s Series 2006 preferred stock at a price not less than 115 percent of the stated value of, plus accrued dividends on, the Series 2006 preferred stock being redeemed. The triggering events that require us, at the option of the holder of Series 2006 preferred stock, to redeem the stock include, among others and subject to certain conditions and to the extent within our control, our failure to have or maintain an effective registration statement for the sale of the underlying common stock, our suspension from trading or failure to have our common stock listed on the NASDAQ Global Market or a similar market, our failure to convert the Series 2006 preferred stock into common stock pursuant to the terms of the certificate of designations, our failure to pay any required dividends to the holder of the Series 2006 preferred stock, or our commencing bankruptcy proceedings or being adjudicated bankrupt or insolvent.

USE OF PROCEEDS

We will incur all of the costs associated with the registration of the shares of our common stock offered by this prospectus other than underwriting discounts and selling commissions, if any. See “PLAN OF DISTRIBUTION.”

The shares of our common stock offered by this prospectus are being registered for the account of the selling stockholder named in this prospectus. Therefore, any proceeds from the sale of our common stock will be received by the selling stockholder for its own account, and we will not receive any proceeds from the sale of our common stock offered by this prospectus.

We will not receive any proceeds from the conversion of the Series 2006 preferred stock issued to the selling stockholder into common stock, but we will receive proceeds from the exercise of the warrants issued to the selling stockholder. Assuming that all of the warrants that we issued to the selling stockholder were exercised, we expect to receive approximately $5.6 million, substantially all of which we expect to use for general working capital purposes. However, no assurance can be given that any of these warrants will be exercised.

DETERMINATION OF OFFERING PRICE

The selling stockholder may sell all or a portion of its shares of our stock in the NASDAQ Global Market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices. See “PLAN OF DISTRIBUTION.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock, $.01 par value, has been traded under the symbol “BXXX” on the NASDAQ Global Market (“NASDAQ”) since June 20, 2005. It was traded on the American Stock Exchange (“AMEX”) from May 29, 2003 until June 17, 2005 under the symbol “BXX.” On November 1, 2006, the last reported sale price for our common stock on NASDAQ was $11.75 per share.

The following table presents, for the periods indicated, the high and low sales prices of our common stock as reported on the AMEX and on NASDAQ:

	Price Range
	High	Low
2006
Third Quarter	$13.00	$11.00
Second Quarter	13.13	10.14
First Quarter	14.00	9.77
2005
Fourth Quarter	$14.97	$12.03
Third Quarter	15.00	12.25
Second Quarter(1)	16.85	10.25
First Quarter	26.25	9.75
2004
Fourth Quarter	$31.50	$18.01
Third Quarter	19.95	14.57
Second Quarter	20.00	8.88
First Quarter	11.40	5.03

(1)	Our common stock ceased trading on the AMEX after the close of business on June 17, 2005, and began trading on NASDAQ on June 20, 2005.

Holders

On October 31, 2006, there were 477 stockholders of record of our common stock and an indeterminate number of stockholders whose shares are held by brokers or “nominees” in street name.

Dividends

Our board of directors has declared regular cash dividends since the second quarter of 2000. We intend to continue to pay regular cash dividends on our common stock. Any decision to pay future dividends to holders of our common stock will be at the discretion of our board of directors and such decision will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant. The certificate of designations restricts our ability to pay dividends on our common stock in excess of amounts set forth therein but allows us, subject to certain exceptions, to continue to pay dividends at our current rate.

During our last two fiscal years and during 2006, we paid dividends per share as follows:

2006		2005		2004
Quarter	Dividend	Quarter	Dividend	Quarter	Dividend
First	$0.16	First	$0.16	First	$0.10
Second	0.18	Second	0.16	Second	0.10
Third	0.18	Third	0.16	Third*	0.10
Fourth**	0.18	Fourth	0.16	Fourth	0.10

*	We also paid a special dividend of $0.15 per share on August 30, 2004.
**	The dividend to be paid during the fourth quarter of 2006 was declared by the board of directors on October 23, 2006 and is payable on November 21, 2006.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information for the periods ended and as of the dates indicated. The following income statement data for the years ended December 31, 2005, 2004 and 2003 and balance sheet data as of December 31, 2005 and 2004 are derived from our audited financial statements, which are incorporated by reference into this prospectus. The financial data for the nine months ended September 30, 2006 and 2005 are derived from our unaudited financial statements incorporated by reference into this prospectus and, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations. Our operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for our entire fiscal year ending December 31, 2006. The following income statement data for the years ended December 31, 2002 and 2001 and balance sheet data as of December 31, 2003, 2002 and 2001 are derived from our audited financial statements not included in this prospectus. You should read this data together with our financial statements and related notes incorporated by reference into this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004		2003	2002	2001
	(unaudited)
	(in thousands, except per share data and number of franchises)
Statement of Operations Data:
Operating Revenue
Insurance commissions	$78,287	$65,799	$86,872	$63,904		$45,706	$30,540	$20,895
Interest income (net)	13,237	7,032	10,360	5,072		1,819	737	418
Consulting fees	5,996	4,206	4,916	5,236		4,109	1,589	450
Gain on sale of businesses	3,061	1,476	3,091	5,261		418	165	676
Initial franchise fees for basic services	22,725	13,250	19,375	8,795		425	—	—
Initial franchise fees for buyer assistance plans	2,937	9,405	10,133	8,122		8,147	3,954	1,590
Gain on sale of notes receivable	6,079	2,551	7,435	2,475		4,368	2,762	508
Gains on extinguishment of debt	—	—	—	—		—	439	—
Loss on sale of fixed assets	—	—	—	—		—	—	(47)
Insurance premiums earned	787	553	811	401		283	—	—
Policy fee income	444	1,287	1,581	2,003		610	173	—
Other income	1,893	573	844	654		82	36	4

Total Operating Revenues	135,446	106,132	145,418	101,923		65,967	40,395	24,494

Operating Expenses
Commissions expense	60,395	49,394	66,957	49,600		37,011	26,184	16,220
Payroll expense	22,586	21,125	28,615	20,151		11,355	7,014	4,113
Depreciation and amortization	1,802	1,807	2,432	2,504		1,423	809	440
Other operating expenses	29,637	17,964	26,665	16,444		8,617	3,442	1,991
Insurance loss and loss expense incurred	450	—	(60)	(17)		77	—	—
Other operating interest expense	1,881	1,415	2,122	927		665	497	344

Total Operating Expenses	116,751	91,705	126,731	89,609		59,148	37,946	23,108

Impairment Loss	—	—	—	—		—	—	163

Income from Operations	18,695	14,427	18,687	12,314		6,819	2,449	1,223

Interest expense	4,417	2,837	3,721	2,340		576	252	170

Income Before Income Taxes	14,278	11,590	14,966	9,974		6,243	2,197	1,053
Income tax expense	5,225	4,164	5,261	3,280		2,083	747	358

Net Income	$9,053	$7,426	$9,705	$6,694		$4,160	$1,450	$695

Net Income Per Share
Basic net income per share(1)	$0.71	$0.71	$0.89	$0.69		$0.42	$0.14	$0.07
Diluted net income per share(2)	0.64	0.69	0.86	0.65		0.41	0.14	0.07
Weighted average of shares— basic outstanding(3)	12,498	10,193	10,643	9,362		9,293	9,079	8,437
Weighted average of shares— diluted outstanding(3)	13,924	10,611	11,002	9,925		9,615	9,597	9,443
Cash dividends declared per common share	$0.52	$0.48	$0.64	$0.55	(4)	$0.1525	$0.04	$0.02

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
	(in thousands, except per share data and number of franchises)
Balance Sheet and Other Data (at period end):
Total current assets	$212,492	$152,034	$117,919	$94,073	$46,930	$21,670	$14,194
Cash and cash equivalents	31,263	16,569	12,321	19,761	13,741	7,210	4,788
Accounts and notes receivable, net	112,585	99,040	55,526	51,803	16,005	9,237	7,811
Securities	52,801	27,744	44,682	17,889	11,381	1	1
Total assets	235,996	170,642	135,002	108,330	56,858	28,355	17,868
Total liabilities	179,191	129,386	93,541	100,994	51,079	25,314	17,388
Total debt(5)	124,027	88,216	63,170	80,482	34,976	13,670	11,565
Total stockholders’ equity	56,805	41,256	41,461	7,336	5,779	3,041	479
Loan balances outstanding	412,473	259,860	277,414	183,384	112,732	60,353	37,943
Number of franchise locations	689	497	552	370	234	163	105

(1)	Based on net income available to common stockholders (basic) of $9,511, $6,500 and $3,964 for the years ended December 31, 2005, 2004 and 2003, respectively, and of $8,907 and $7,280 for the nine months ended September 30, 2006 and 2005, respectively. Net income available to common stockholders (basic) is equal to net income less preferred dividends of $194, $194 and $196 for the years ended December 31, 2005, 2004 and 2003, respectively, and of $146 and $146 for the nine months ended September 30, 2006 and 2005, respectively.
(2)	Based on net income available to common stockholders (diluted) of $9,511, $6,500 and $3,964 for the years ended December 31, 2005, 2004 and 2003, respectively, and of $8,907 and $7,280 for the nine months ended September 30, 2006 and 2005, respectively. Net income available to common stockholders (diluted) is equal to net income less dividends on non-convertible preferred stock of $194, $194 and $196 for the years ended December 31, 2005, 2004 and 2003, respectively, and of $146 and $146 for the nine months ended September 30, 2006 and 2005, respectively.
(3)	The weighted average number of shares has been adjusted to reflect a 2-for-1 stock split in 2004 and a 6-for-1 stock split in 2003.
(4)	Includes special dividend of $0.15 per share paid on August 30, 2004.
(5)	Includes total bank loans, notes payable and other long-term obligations.

SUPPLEMENTARY FINANCIAL INFORMATION

The following table sets forth unaudited supplementary financial information for each quarter in the years ended December 31, 2005 and 2004, and the first, second and third quarters of 2006. This information has been derived from our unaudited consolidated financial statements, which, in management’s opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our unaudited quarterly results. You should read this information together with our financial statements and related notes incorporated by reference into this prospectus.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
2006

Total operating revenue		$48,695	$45,565	$41,186
Total operating expenses		42,817	39,496	34,438
Income from operations		5,878	6,069	6,748
Total other expense		1,822	1,461	1,134
Net income (after taxes)		2,610	2,911	3,532
Net income per share
Basic net income per share(1)		$0.20	$0.23	$0.28
Diluted net income per share(2)		0.18	0.22	0.27

2005

Total operating revenue	$39,286	$37,085	$33,399	$35,648
Total operating expenses	35,026	33,081	29,060	29,564
Income from operations	4,260	4,004	4,339	6,084
Total other expense	884	1,037	1,011	789
Net income (after taxes)	2,279	1,980	1,997	3,449
Net income per share
Basic net income per share(1)	$0.21	$0.19	$0.21	$0.36
Diluted net income per share(2)	0.20	0.18	0.20	0.34

2004
Total operating revenue	$29,855	$26,170	$23,594	$22,304
Total operating expenses	26,938	23,362	20,713	18,596
Income from operations	2,917	2,808	2,881	3,708
Total other expense	751	665	501	423
Net income (after taxes)	1,478	1,408	1,570	2,238
Net income per share
Basic net income per share(1)	$0.15	$0.15	$0.16	$0.23
Diluted net income per share(2)	0.14	0.14	0.15	0.22

(1)	Based on net income available to common stockholders (basic) of $2,561 for the third quarter of 2006, $2,862 for the second quarter of 2006, and $3,483 for the first quarter of 2006; of $3,400, $1,948, $1,931, and $2,230 for the first, second, third and fourth quarters of 2005, respectively, and $2,190, $1,522, $1,359, and $1,430 for the first, second, third and fourth quarters of 2004, respectively. Net income available to common stockholders (basic) is equal to net income less dividends on preferred stock of approximately $49 for the third quarter of 2006, $49 for the second quarter of 2006, and $49 for the first quarter of 2006, and $49, $49, $49, and $49 for the first, second, third and fourth quarters of 2005, respectively, and $49 per quarter ($194 for the year) for 2004.

(2)	There was no difference between net income available to common stockholders (diluted) and net income available to common stockholders (basic) for the first, second and third quarters of 2006 and for the quarters of 2005 and 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 31, 2006 by (i) shareholders known by management having beneficial ownership of 10 percent or more of our common stock, (ii) each director of the Company; (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group. None of the officers or directors owned non-voting securities of the Company as of October 31, 2006, or as of the date of this prospectus. We are unaware of any shareholder who owns more than 10% of our non-voting securities. The columns entitled “Number of Shares with Sole Power” and “Number of Shares with Shared Power” report the number of shares beneficially owned with respect to which the individual has sole voting and/or investment power or shared voting and/or investment power, respectively.

Name of Owner	Total Number of Shares Beneficially Owned	Number of Shares with Sole Power	Number of Shares with Shared Power	Percentage of Class(1)
Brooke Holdings, Inc. (2)
10950 Grandview Drive, Suite 600 Overland Park, KS 66210	5,834,570	5,834,570	0	46.53%
HBK Master Fund L.P. (3)
c/o HBK Investments L.P. 300 Crescent Court, Suite 700 Dallas, TX 75201	1,391,045	1,391,045	0	9.99
Robert D. Orr (3)(4)	5,875,764	32,953	5,842,811	46.86
Leland G. Orr (3)(5)	1,276,548	19,824	1,256,724	10.18
Anita F. Larson (7)	170,000	167,600	2,400	1.36
Shawn T. Lowry	165,200	165,200	0	1.32
Michael S. Lowry (6)	147,900	147,900	0	1.18
John L. Allen (6)	19,200	19,200	0	0.15
Joe L. Barnes (6)(8)	53,712	17,000	36,712	0.43
Derrol D. Hubbard (6)	19,200	19,200	0	0.15
Mitchell G. Holthus (6)	4,000	4,000	0	0.03
All executive officers and directors as a group (12 persons)	6,931,582	728,176	6,203,406	54.96%

(1)	All percentages herein represent the total number of shares shown as beneficially owned by the individual, group or entity as a percentage of (a) 12,539,326 shares of common stock issued and outstanding as of October 31, 2006, plus (b) any shares that the individual or group has the right to purchase within 60 days after such date pursuant to the exercise of a vested stock option.

(2)	As of October 31, 2006, Brooke Holdings, Inc., owned 5,834,570 shares of our common stock which represents 46.53% of the shares of common stock then outstanding. Robert D. Orr and Leland G. Orr beneficially owned 65.45%, and 20.84%, respectively, of the shares of common stock of Brooke Holdings, Inc. as of that date. Robert Orr’s wife also owned 5.23% of the shares of common stock of Brooke Holdings, Inc.
(3)	All of the shares referred to above as beneficially owned by HBK Master Fund L.P. will not be beneficially owned thereby until the registration statement of which this prospectus is a part becomes effective. The number of shares and the percentage of class reflect the restriction on ownership discussed under “PROSPECTUS SUMMARY—Recent Developments” and the percentage is calculated assuming all of the shares beneficially owned are outstanding. HBK Master Fund L.P. is controlled by the persons identified in the selling stockholder table under “SELLING STOCKHOLDER.”
(4)	Robert D. Orr indirectly beneficially owned all 5,834,570 shares of our common stock owned by Brooke Holdings, Inc. as of October 31, 2006 by virtue of his majority ownership and voting power of the common stock of Brooke Holdings, Inc. as of such date.
(5)	Leland G. Orr indirectly beneficially owned 1,215,924 shares of our common stock as of October 31, 2006 through his 20.84% ownership of the common stock of Brooke Holdings, Inc. as of such date.
(6)	Includes shares that on October 31, 2006, or within 60 days thereafter, the specified person had the right to purchase pursuant to options granted in connection with our 2001 Compensatory Stock Option Plan, as follows: 19,200 shares for each of Messrs. Michael Lowry, Allen and Hubbard; 4,800 shares for Dr. Barnes and 72,800 for all executive officers and directors as a group.
(7)	Ms. Larson’s shares include 2,400 shares owned by her husband. Ms. Larson disclaims beneficial ownership of these shares.
(8)	Shares reported as beneficially owned by Dr. Barnes include 36,712 shares owned by his wife. Dr. Barnes disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert D. Orr, Chairman and Chief Executive Officer, and Leland G. Orr, Chief Financial Officer, own a controlling interest in Brooke Holdings, Inc. which owned 46.5% of the Company’s common stock at October 31, 2006.

Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Anita F. Larson, Shawn T. Lowry, Michael S. Lowry and Kyle L. Garst have agreed to vote their shares of the Company’s common stock together and, as a group, they beneficially owned 6,588,720 shares, or approximately 52%, of the Company’s common stock at October 31, 2006.

Shawn T. Lowry, Vice President of the Company and President and Chief Executive Officer of Brooke Franchise Corporation, and Michael S. Lowry, President and Chief Executive Officer of Brooke Credit Corporation, are the co-members of First Financial Group, L.C. In June 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001 and is scheduled to mature on September 1, 2011. At September 30, 2006, all but $32,000 of the entire loan principal balance of $524,000 was sold to unaffiliated lenders. The Company’s exposure to loss on this loan totals $282,000, of which $250,000 is the recourse obligation by Brooke Credit Corporation on a loan participation balance.

Kyle L. Garst, Senior Vice President of Brooke Franchise Corporation is the sole manager and sole member of American Financial Group, L.L.C. In October 2001, First Financial Group, L.C. and American Financial Group, L.L.C. each guaranteed 50% of a Brooke Credit Corporation loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma and each received a 7.50% profit interest in The Wallace Agency. The loan was originated on October 15, 2001 and is scheduled to mature on January 1, 2014. At September 30, 2006, all but $300 of the entire loan principal balance of $320,000 was sold to unaffiliated lenders. The Company’s exposure to loss on this loan totals $220,000, of which $220,000 is the recourse obligation by Brooke Credit Corporation on a loan participation balance.

Anita F. Larson, President and Chief Operating Officer of Brooke Corporation, is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. Arensberg Insurance is a franchisee of Brooke Franchise Corporation pursuant to a standard form franchise agreement, and utilizes the administrative and processing services of Brooke Franchise Corporation’s service center employees pursuant to a standard form service center agreement. Brooke Franchise Corporation receives in excess of $60,000 in fees from the franchisee in connection with each of these agreements.

Anita K. Lowry is the sister of Robert D. Orr and Leland G. Orr and the mother of Shawn T. Lowry and Michael S. Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. At September 30, 2006, Brooke Credit Corporation had zero loans outstanding to American Heritage Agency, as all loans were paid off on September 29, 2006. American Heritage Agency, Inc. of Hays, Kansas is a franchisee of Brooke Franchise Corporation pursuant to a standard form of franchise agreement, and utilizes the administrative and processing services of Brooke Franchise Corporation’s service center employees pursuant to a standard form service center agreement. Brooke Franchise Corporation receives in excess of $60,000 in fees from the franchisee in connection with each of these agreements.

SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholder are issuable upon conversion of the Series 2006 preferred stock and upon exercise of the warrants. For additional information regarding the issuance of those Series 2006 preferred stock and warrants, see “PROSPECTUS SUMMARY – Private Placement of Series 2006 Preferred Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Series 2006 preferred stock and the warrants issued pursuant to the securities purchase agreement, the selling stockholder has not had any material relationship with us within the past three years.

The table below lists the selling stockholder and other information regarding the beneficial ownership of the shares of common stock by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by the selling stockholder, based on its ownership of the Series 2006 preferred stock and the warrants, as of September 15, 2006, assuming conversion of all Series 2006 preferred stock and exercise of all of the warrants held by the selling stockholder on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholder.

In accordance with the terms of the registration rights agreement with the selling stockholder, this prospectus generally covers the resale of at least 130% of the sum of (i) the number of shares of common stock issuable upon conversion of the Series 2006 preferred stock as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Series 2006 preferred stock and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the certificate of designations of the Series 2006 preferred stock and the warrants, the selling stockholder may not convert the Series 2006 preferred stock or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series 2006 preferred stock which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
HBK Master Fund L.P. (1)	1,411,765	1,835,296	0

(1)	HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

HBK Master Fund L.P. is an affiliate of a registered broker-dealer and has represented to us that it acquired the securities in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the shares of Series 2006 preferred stock and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the Series 2006 preferred stock and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

• on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

• in the over-the-counter market;

• in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

• through the writing of options, whether such options are listed on an options exchange or otherwise;

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• short sales;

• sales pursuant to Rule 144;

• broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

• a combination of any such methods of sale; and

• any other method permitted pursuant to applicable law.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholder may pledge or grant a security interest in some or all of the Series 2006 preferred stock or the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreements, or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with it. This means that we have disclosed important business, financial, and other information by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this prospectus.

This prospectus incorporates by reference the documents listed below, which we have filed with the SEC:

• Annual Report on Form 10-K for the year ended December 31, 2005, filed March 13, 2006, including our audited financial statements as of December 31, 2005 and 2004, and our results of operations and cash flows for each of the years in the three year period ended December 31, 2005

• Quarterly Report on Form 10-Q for the three month period ended March 31, 2006, filed April 26, 2006, including our financial statements for the three months ended March 31, 2005 and 2006, and our results of operations and cash flows for the three months then ended

• Quarterly Report on Form 10-Q for the three month period ended June 30, 2006, filed July 26, 2006, including our financial statements for the three months ended June 30, 2005 and 2006, and our results of operations and cash flows for the three months then ended

• Current Report on Form 8-K filed March 17, 2006 that announced selected February 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Definitive Proxy Statement filed March 24, 2006

• Current Report on Form 8-K filed April 12, 2006 that announced selected March 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Current Report on Form 8-K filed April 28, 2006 that announced the Company’s financial results for the first quarter ended March 31, 2006 and the Board of Directors’ issuance of a $0.18 per share quarterly cash dividend on its common stock

• Current Report on Form 8-K filed May 17, 2006 that announced selected April 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Current Report on Form 8-K filed June 19, 2006 that announced selected May 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Current Report on Form 8-K filed July 11, 2006 that announced selected June 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Current Report on Form 8-K filed July 28, 2006 that announced the Company’s financial results for the first quarter ended June 30, 2006 and the Board of Directors’ issuance of a $0.18 per share quarterly cash dividend on its common stock

• Current Report on Form 8-K filed August 2, 2006 that announced the completion of a loan securitization

• Current Report on Form 8-K filed August 15, 2006 that announced selected July 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Current Report on Form 8-K filed August 31, 2006 that announced the expansion of its warehouse facility with DZ Bank AG Deutsche Zentral-Genossenschaftsbank to include funeral home loans and Brooke Credit Corporation’s entering into the Amended and Restated Credit and Security Agreement, dated August 29, 2006

• Current Report on Form 8-K filed September 19, 2006 that announced the closing of the Company’s private placement of preferred stock and warrants to purchase common stock to an accredited investor

• Current Report on Form 8-K filed September 19, 2006 that announced selected August 2006 results for Brooke Franchise Corporation and Brooke Credit Corporation

• Current Report on Form 8-K filed September 21, 2006 that announced a $80 million warehouse facility line of credit through Fifth Third Bank pursuant to Brooke Credit Corporation’s entry into a Receivables Financing Agreement dated September 15, 2006

• Current Report on Form 8-K filed October 10, 2006 that announced an acquisition of a controlling interest in First American Capital Corporation, dated October 6, 2006

• Current report on Form 10-Q for the three month period ended September 30, 2006, filed October 31, 2006, including our financial statements for the three months ended September 30, 2005 and 2006, and our results of operations and cash flows for the three months then ended

We will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus. These filings are readily available on our website at http://www.brookecorp.com or you may request a copy of these filings at no cost by making written or oral request for copies to:

Brooke Corporation

10950 Grandview Drive, Suite 600

Overland Park, Kansas 66210

Attention: Anita F. Larson

Telephone: (913) 661-0123

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 100 F. St. N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information about the Public Reference Room.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included in our Annual Report on Form 10-K for the year ended December 31, 2005, incorporated herein by reference, have been audited by Summers, Spencer & Callison, CPAs, Chartered, an independent registered public accounting firm, as indicated in their report with respect thereto. Such financial statements have been so incorporated herein by reference in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

LEGAL MATTERS

Kutak Rock LLP, Denver, Colorado will pass upon certain matters regarding the validity of the shares of common stock being offered in this prospectus.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation contain provisions that limit the liability of our directors as permitted by the Kansas General Corporate Code. Our articles of incorporation provide that, subject to certain conditions, the Company shall indemnify its directors, officers, employees or agents against liabilities incurred by them in connection with a suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons as provided in the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable.

The only sources of information given to you by us about your investment decision are this prospectus and any documents referred to in this prospectus. We did not authorize anyone to give you any other information about your investment decision.

This prospectus is not an offer to sell securities and is not meant to induce the sale of securities if it would violate state law. If the persons who are trying to offer the securities for sale, or the persons who receive those offers for sale are prohibited from doing so under state law, this prospectus is not meant to induce sale of the securities described in this prospectus.

1,835,296 shares of common stock

COMMON STOCK

PROSPECTUS

November     , 2006

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following are the costs and expenses, other than underwriting discounts and commissions, in connection with the registration and sale of the shares of our common stock:

Securities and Exchange Commission Registration Fee	$2,357.50
Printing and Engraving Expenses	30,000.00
Legal Fees and Expenses	57,500.00
Total	$89,857.50

All expenses are estimated, except for the Securities and Exchange Commission registration fee. All the expenses will be incurred by us and not by the selling stockholder.

Item 14. Indemnification of Directors and Officers.

Section 17-6305 of the Kansas General Corporation Code provides generally and in pertinent part that a Kansas corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, except actions by or in the right of the corporation, if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 17-6305 further provides that in connection with the defense or settlement of any action by or in the right of the corporation to procure a judgment in its favor, a Kansas corporation may indemnify its directors, officers, employees or agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of the action or suit if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; provided, however, that no indemnification shall be made in any action as to which they have been adjudged to be liable to the corporation unless, and only to the extent that, a court deciding such action determines that, despite the adjudication of liability but in view of all of the circumstances of the case, they are fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

Article VIII of the Company’s Amendment and Restatement to the Articles of Incorporation (the “Articles”) provides as follows:

1. The corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2. The corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceedings referred to in subsections 1 and 2 above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the action, suit or proceeding.

4. Any indemnification under subsections 1 and 2 above, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has made the applicable standard of conduct set forth in this section. The determination shall be made by the board of directors of the corporation by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by legal counsel in a written opinion, or by the stockholders of the corporation.

5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this section.

6. The indemnification provided in this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise; both as to action in his official capacity and as to action in another capacity while holding such office; and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

7. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

8. In no event shall, the corporation indemnify any person against expenses, penalties, or other payments incurred in an administrative proceeding or action that results in a final order assessing civil money penalties or requiring affirmative action by such individual or individuals in the form of payments to the corporation.

Section 17-6002(b)(8) of the Kansas General Corporation Code provides that Article VIII of our Articles does not limit or eliminate liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of the Kansas General Corporation Code or (iv) for any transaction from which the director derived an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities.

The following is a description of all securities that the Company has sold within the past three years without registration under the Securities Act of 1933:

On September 15, 2006, in a private placement transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder (the “Private Placement”), the Company issued to HBK Master Fund L.P., an accredited institutional investor, the following securities:

(i) 20,000 shares of the Company’s newly designated 13% Perpetual Convertible Preferred Stock Series 2006, par value $1.00 per share (“Series 2006 Preferred Stock”), with an aggregate stated value of $20,000,000, which is convertible at a price of $17.00 per share (subject to anti-dilution adjustments) initially into 1,176,471 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) based upon the conversion formula set forth in the Certificate of Designations, Preferences and Rights of 13% Perpetual Convertible Preferred Stock Series 2006 of the Company, dated as of September 14, 2006, as corrected by the Certificate of Correction thereto, dated September 15, 2006; and

(ii) a warrant (the “Warrant”) to purchase 235,294 shares of Common Stock exercisable at any time on or after September 15, 2006 at an initial exercise price of $23.9954 per share, subject to anti-dilution adjustments, expiring on September 15, 2010.

The consideration received by the Company for the purchase of the Series 2006 Preferred Stock and the Warrant was $14,600,000, less approximately $876,000 in fees paid to the placement agent pursuant to an agreement with the Company in connection with the Private Placement.

Item 16. Exhibits and Financial Statement Schedules.

(a) The exhibits filed as a part of this registration statement are listed below:

Exhibit Number	Description
3.01	Amendment and Restatement to the Articles of Incorporation, filed on March 31, 2005 as Exhibit 3.1 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.02	Certificate of Amendment to and Restatement of the Bylaws, filed as Exhibit 3.(ii) to the registrant’s current report on Form 8-K filed on February 1, 2005.

3.03	Certificate of Designation pertaining to the Series 2002A Convertible Preferred Stock filed with the Secretary of State of Kansas on January 25, 2002, filed on March 31, 2005 as Exhibit 3.3 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.04	Certificate of Designation pertaining to the Series 2002B Convertible Preferred Stock filed with the Secretary of State of Kansas on January 25, 2002, filed on March 31, 2005 as Exhibit 3.4 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.05	Certificate of Designation pertaining to the Series 2003 Convertible Preferred stock filed with the Secretary of State of Kansas on May 1, 2003, filed on March 31, 2005 as Exhibit 3.5 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.06	Certificate to Redesignate the 2003 Convertible Preferred Stock of Brooke Corporation filed with the Secretary of State of Kansas on September 15, 2006, filed as Exhibit 3.01 to the registrant’s current report on Form 8-K filed on September 19, 2006.

3.07	Certificate of Designations, Preferences and Rights of 13% Perpetual Convertible Preferred Stock Series 2006 of Brooke Corporation filed with the Secretary of State of Kansas on September 15, 2006, filed as Exhibit 4.01 to the registrant’s current report on Form 8-K filed on September 19, 2006.

Exhibit Number	Description
3.08	Certificate of Correction to Certificate of Designations, Preferences and Rights of 13% Perpetual Convertible Preferred Stock Series 2006 of Brooke Corporation filed with the Secretary of State of Kansas on September 15, 2006, filed as Exhibit 4.02 to the registrant’s current report on Form 8-K filed on September 19, 2006.

4.01	Form of Warrant, dated as of September 15, filed as Exhibit 10.03 to the registrant’s current report on Form 8-K filed on September 19, 2006.

5.01#	Opinion of Kutak Rock LLP.

10.01*	Brooke Corporation 2001 Compensatory Stock Option Plan, filed as Exhibit 99.01 to the registrant’s registration statement on Form S-8 filed on February 26, 2002.

10.02*	Executive Employment Agreement between Brooke Corporation and Robert D. Orr, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.03*	Executive Employment Agreement between Brooke Corporation and Leland G. Orr, filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.04*	Executive Employment Agreement between Brooke Corporation and Anita F. Larson, filed as Exhibit 10.3 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.05*	Executive Employment Agreement between Brooke Credit Corporation and Michael S. Lowry, filed as Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.06*	Executive Employment Agreement between Brooke Franchise Corporation and Shawn T. Lowry, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 1, 2005.

10.07*	Executive Employment Agreement between CJD & Associates, L.L.C. and Michael S. Hess, filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 1, 2005.

10.08*	Executive Employment Agreement between Brooke Franchise Corporation and Kyle L. Garst, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 30, 2005.

10.09	Note dated August 27, 2004 of Brooke Credit Funding, LLC to Autobahn Funding Company LLC relating to the Credit and Security Agreement, filed on March 31, 2005 as Exhibit 10.13 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

10.10	Stock Purchase Agreement, dated January 23, 2006, between Brooke Corporation and Kansas City Life Insurance Company relating to Generations Bank, filed as Exhibit 10 to the registrant’s current report on Form 8-K filed on January 26, 2006.

10.11	Amended and Restated Credit and Security Agreement, dated as of August 29, 2006, among Brooke Credit Funding, LLC, as Borrower, Brooke Credit Corporation, as Seller and Subservicer, Brooke Corporation, as Master Agent Servicer and Performance Guarantor, Autobahn Funding Company LLC, as Lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, as Agent, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on August 31, 2006.

10.12	Securities Purchase Agreement, dated as of September 15, 2006, by and between Brooke Corporation and HBK Master Fund L.P., filed as Exhibit 10.01 to the registrant’s current report on Form 8-K filed on September 19, 2006.

10.13	Registration Rights Agreement, dated as of September 15, 2006, by and between Brooke Corporation and HBK Master Fund L.P., filed as Exhibit 10.02 to the registrant’s current report on Form 8-K filed on September 19, 2006.

10.14	Receivables Financing Agreement, dated as of September 15, 2006, among Brooke Warehouse Funding, LLC, as Borrower, Brooke Credit Corporation, as Seller and Subservicer, and Fifth Third Bank, as Lender, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on September 21, 2006.

10.15	2006 Brooke Corporation Equity Incentive Plan, filed as Appendix B to the registrant’s definitive proxy statement filed on March 24, 2006.

10.16	Stock Purchase and Sale Agreement, dated as of October 6, 2006, by and between Brooke Corporation and First American Capital Corporation, filed as Exhibit 10.01 to the registrant’s current report on Form 8-K filed on October 10, 2006.

10.17**	Note and Warrant Purchase Agreement dated October 31, 2006 among Brooke Credit Corporation, Falcon Mezzanine Partners II, LP, FMP II Co-Investment, LLC, and JZ Equity Partners PLC relating to $45,000,000 Principal Amount Senior Secured Notes Due April 30, 2013.

10.18**	Brooke Credit Corporation Senior Secured Note dated October 31, 2006 issued to Falcon Mezzanine Partners II, LP.

10.19**	Brooke Credit Corporation Senior Secured Note dated October 31, 2006 issued to FMP II Co-Investment, LLC.

10.20**	Brooke Credit Corporation Senior Secured Note dated October 31, 2006 issued to JZ Equity Partners PLC.

10.21**	Brooke Credit Corporation Warrant dated as of October 31, 2006 issued to Falcon Mezzanine Partners II, LP.

10.22**	Brooke Credit Corporation Warrant dated as of October 31, 2006 issued to FMP II Co-Investment, LLC.

10.23**	Brooke Credit Corporation Warrant dated as of October 31, 2006 issued to JZ Equity Partners PLC.

10.24**	Security Agreement dated as of October 31, 2006 among Brooke Credit Corporation, FMP Agency Services, LLC and other parties thereto.

21.01#	Subsidiaries of Brooke Corporation.

23.01#	Consent of Independent Registered Public Accounting Firm.

24.01#	Power of Attorney.

#	Previously filed.
*	Indicates management contract or compensatory plan or arrangement.
**	Filed herewith.

(b)	Financial Statement Schedules:

The financial statement schedules are omitted because they are not required or are not applicable, or the required information is provided in the consolidated financial statements or notes thereto incorporated by reference in the prospectus.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Overland Park, State of Kansas on November 2, 2006.

BROOKE CORPORATION

By:	/s/ ROBERT D. ORR
Robert D. Orr
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Date: November 2, 2006	/s/ Robert D. Orr Robert D. Orr, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors

Date: November 2, 2006	/s/ Leland G. Orr** Leland G. Orr, Chief Financial Officer (Principal Accounting and Financial Officer), Treasurer, Assistant Secretary and Director

Date: November 2, 2006	/s/ Anita F. Larson** Anita F. Larson, Chief Operating Officer, President and Director

Date: November 2, 2006	/s/ John L. Allen** John L. Allen, Director

Date: November 2, 2006	/s/ Joe L. Barnes** Joe L. Barnes, Director

Date: November 2, 2006	/s/ Derrol D. Hubbard** Derrol D. Hubbard, Director

Date: November 2, 2006	/s/ Shawn T. Lowry** Shawn T. Lowry, Vice President and Director

Date: November 2, 2006	/s/ Mitchell G. Holthus** Mitchell G. Holthus, Director

**	By Robert D. Orr pursuant to a power of attorney previously filed on October 11, 2006.

Exhibit Index

Exhibit Number	Description
3.01	Amendment and Restatement to the Articles of Incorporation, filed on March 31, 2005 as Exhibit 3.1 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.02	Certificate of Amendment to and Restatement of the Bylaws, filed as Exhibit 3.(ii) to the registrant’s current report on Form 8-K filed on February 1, 2005.

3.03	Certificate of Designation pertaining to the Series 2002A Convertible Preferred Stock filed with the Secretary of State of Kansas on January 25, 2002, filed on March 31, 2005 as Exhibit 3.3 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.04	Certificate of Designation pertaining to the Series 2002B Convertible Preferred Stock filed with the Secretary of State of Kansas on January 25, 2002, filed on March 31, 2005 as Exhibit 3.4 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.05	Certificate of Designation pertaining to the Series 2003 Convertible Preferred stock filed with the Secretary of State of Kansas on May 1, 2003, filed on March 31, 2005 as Exhibit 3.5 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

3.06	Certificate to Redesignate the 2003 Convertible Preferred Stock of Brooke Corporation filed with the Secretary of State of Kansas on September 15, 2006, filed as Exhibit 3.01 to the registrant’s current report on Form 8-K filed on September 19, 2006.

3.07	Certificate of Designations, Preferences and Rights of 13% Perpetual Convertible Preferred Stock Series 2006 of Brooke Corporation filed with the Secretary of State of Kansas on September 15, 2006, filed as Exhibit 4.01 to the registrant’s current report on Form 8-K filed on September 19, 2006.

3.08	Certificate of Correction to Certificate of Designations, Preferences and Rights of 13% Perpetual Convertible Preferred Stock Series 2006 of Brooke Corporation filed with the Secretary of State of Kansas on September 15, 2006, filed as Exhibit 4.02 to the registrant’s current report on Form 8-K filed on September 19, 2006.

4.01	Form of Warrant, dated as of September 15, filed as Exhibit 10.03 to the registrant’s current report on Form 8-K filed on September 19, 2006.

5.01#	Opinion of Kutak Rock LLP.

10.01*	Brooke Corporation 2001 Compensatory Stock Option Plan, filed as Exhibit 99.01 to the registrant’s registration statement on Form S-8 filed on February 26, 2002.

10.02*	Executive Employment Agreement between Brooke Corporation and Robert D. Orr, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.03*	Executive Employment Agreement between Brooke Corporation and Leland G. Orr, filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.04*	Executive Employment Agreement between Brooke Corporation and Anita F. Larson, filed as Exhibit 10.3 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.05*	Executive Employment Agreement between Brooke Credit Corporation and Michael S. Lowry, filed as Exhibit 10.4 to the registrant’s current report on Form 8-K filed on March 4, 2005.

10.06*	Executive Employment Agreement between Brooke Franchise Corporation and Shawn T. Lowry, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 1, 2005.

10.07*	Executive Employment Agreement between CJD & Associates, L.L.C. and Michael S. Hess, filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on March 1, 2005.

10.08*	Executive Employment Agreement between Brooke Franchise Corporation and Kyle L. Garst, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on March 30, 2005.

10.09	Note dated August 27, 2004 of Brooke Credit Funding, LLC to Autobahn Funding Company LLC relating to the Credit and Security Agreement, filed on March 31, 2005 as Exhibit 10.13 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

10.10	Stock Purchase Agreement, dated January 23, 2006, between Brooke Corporation and Kansas City Life Insurance Company relating to Generations Bank, filed as Exhibit 10 to the registrant’s current report on Form 8-K filed on January 26, 2006.

Exhibit Number	Description
10.11	Amended and Restated Credit and Security Agreement, dated as of August 29, 2006, among Brooke Credit Funding, LLC, as Borrower, Brooke Credit Corporation, as Seller and Subservicer, Brooke Corporation, as Master Agent Servicer and Performance Guarantor, Autobahn Funding Company LLC, as Lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, as Agent, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on August 31, 2006.

10.12	Securities Purchase Agreement, dated as of September 15, 2006, by and between Brooke Corporation and HBK Master Fund L.P., filed as Exhibit 10.01 to the registrant’s current report on Form 8-K filed on September 19, 2006.

10.13	Registration Rights Agreement, dated as of September 15, 2006, by and between Brooke Corporation and HBK Master Fund L.P., filed as Exhibit 10.02 to the registrant’s current report on Form 8-K filed on September 19, 2006.

10.14	Receivables Financing Agreement, dated as of September 15, 2006, among Brooke Warehouse Funding, LLC, as Borrower, Brooke Credit Corporation, as Seller and Subservicer, and Fifth Third Bank, as Lender, filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on September 21, 2006.

10.15	2006 Brooke Corporation Equity Incentive Plan, filed as Appendix B to the registrant’s definitive proxy statement filed on March 24, 2006.

10.16	Stock Purchase and Sale Agreement, dated as of October 6, 2006, by and between Brooke Corporation and First American Capital Corporation, filed as Exhibit 10.01 to the registrant’s current report on Form 8-K filed on October 6, 2006.

10.17**	Note and Warrant Purchase Agreement dated October 31, 2006 among Brooke Credit Corporation, Falcon Mezzanine Partners II, LP, FMP II Co-Investment, LLC, and JZ Equity Partners PLC relating to $45,000,000 Principal Amount Senior Secured Notes Due April 30, 2013.

10.18**	Brooke Credit Corporation Senior Secured Note dated October 31, 2006 issued to Falcon Mezzanine Partners II, LP.

10.19**	Brooke Credit Corporation Senior Secured Note dated October 31, 2006 issued to FMP II Co-Investment, LLC.

10.20**	Brooke Credit Corporation Senior Secured Note dated October 31, 2006 issued to JZ Equity Partners PLC.

10.21**	Brooke Credit Corporation Warrant dated as of October 31, 2006 issued to Falcon Mezzanine Partners II, LP.

10.22**	Brooke Credit Corporation Warrant dated as of October 31, 2006 issued to FMP II Co-Investment, LLC.

10.23**	Brooke Credit Corporation Warrant dated as of October 31, 2006 issued to JZ Equity Partners PLC.

10.24**	Security Agreement dated as of October 31, 2006 among Brooke Credit Corporation, FMP Agency Services, LLC and other parties thereto.

21.01#	Subsidiaries of Brooke Corporation.

23.01#	Consent of Independent Registered Public Accounting Firm.

24.01#	Power of Attorney.

#	Previously filed.
*	Indicates management contract or compensatory plan or arrangement.
**	Filed herewith.